UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras about nomination of board member by minority shareholders

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Rio de Janeiro, March 16, 2021 - Petróleo Brasileiro S.A. – Petrobras, pursuant to CIRCULAR LETTER/CVM/SEP/No.01/2021, reports that it has received the nomination of candidate Marcelo Gasparino da Silva for the Board of Directors, in case multiple voting process is adopted. Board of Directors election will take place at the Extraordinary General Meeting of April 12, 2021.

The candidate was nominated by shareholders FIA Dinâmica Energia, Banclass FIA, RPS Equity Hedge Master FIM, RPS FIA Selection Master, RPS Long Bias Selection FIA, RPS Prev Absoluto Icatu FIM Master, RPS Sistemático FIA and RPS Total Return Master FIM.

Below is an excerpt of the candidate's CV received by the company.

“Marcelo Gasparino da Silva is a lawyer with specialization course in Corporate Tax Administration from ESAG (Santa Catarina State University). He has been Chairman of the Board of Directors of Eternit since 2017, member of the Board of Directors of Vale since 2020, of Cemig since 2016 and member of the Fiscal Council of Petrobras since 2018. With experience in the sectors of mining and steel, oil & gas, petrochemical, logistics, generation, transmission and distribution of energy, distribution of natural gas, transformation of steel, basic industry, civil construction, roofing for civil construction including photovoltaic generation, storage and basic sanitation acquired skills, abilities and knowledge, skills that allow to contribute in the most diverse subjects and strategies that are dealt with in the boards on which it participates, such as turnaroud, ESG, capital structure, merger & acquisitions, sale of non-core assets, financial restructuring of companies in crisis, including judicial reorganization, executive succession, highly complex legal issues and leadership in coping with global impact crises such as COVID-19. He is a Board Member certified by the Brazilian Institute of Corporate Governance - IBGC since 2010. He started his executive career as Legal and Institutional Director of Celesc (2007-2009). He was Chairman of the Board of Directors of Usiminas during the height of the 2015-16 economic crisis in the midst of the greatest Brazilian corporate conflict, with its shares reaching R$ 0.85 in January 2016 and exceeding R$ 4.00 in April, after important action by the Council. In April 2017, he was elected President of the Board of Directors of Eternit to lead the Company turn around with the election of a new executive board, but in the same year the Company suffered a major setback in a legal issue that banned the use of Chrysotile Asbestos in Brazil, and which ended up dredging it for a Judicial Reorganization Process in 2018. Leading the board at the complex moment acted for Eternit to search for a new business in the photovoltaic area, being launched the photovoltaic roof tiles Eternit Solar and Tégula Solar, including in its product portfolio with technology and innovation. He was member of the boards of directors of Bradespar (2015-16), Battistella (2016-17), Casan (2019), Celesc (2011-14 and 2018-19), Eletrobras (2012-14 and 2016), Eletropaulo (2016- 18), Gasmig (2020-21), Kepler Weber (2017-20) Tecnisa (2012-14) and Usiminas (2012-16). He was a fiscal advisor to AES Tietê (2013-14), Bradespar (2014-15) and Braskem (2018-19).”

Independent director according to the criteria provided for in Article 18, paragraph 5 of the company's Bylaws.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer